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                            October 12, 2023

       Bhargav Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 28,
2023
                                                            File No. 333-272915

       Dear Bhargav Marepally:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2023

       General

   1. We note your disclosure beginning on page 19 that the Sponsor has deposited an aggregate of $2,081,947
into the Trust Account, as of September 20, 2023. We also note that beginning on page
33 and elsewhere you state that the Sponsor has deposited an aggregate of $181,947
into the Trust Account as of the date of this proxy
                                                        statement/prospectus.
Please revise the disclosure throughout the prospectus to correct these inconsistencies
or explain the discrepancy.
 Bhargav Marepally
FirstName LastNameBhargav
StoneBridge  Acquisition Corp. Marepally
Comapany
October 12,NameStoneBridge
            2023             Acquisition Corp.
October
Page 2 12, 2023 Page 2
FirstName LastName
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Michael J. Blankenship